SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

 FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934

 DATED: June 29, 2009

 Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.

 85 AKTI MIAOULI STREET, PIRAEUS, GREECE 185 38
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

 Yes   ☐        No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

 Yes   ☐        No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes   ☐        No   ☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 N/A

On June 29, 2009, pursuant to the previously executed Subscription Agreement dated June 9, 2009, between Navios Maritime Partners L.P. (“Navios Partners”) and Navios Maritime Holdings Inc. (“Navios Holdings”), Navios Partners issued 1.0 million of a new series of subordinated units designated the Subordinated Series A Units (the “Series A Units”). The Series A Units are not eligible to receive cash distributions until the earlier of a change of control of Navios Partners or June 29, 2012, at which time the Series A Units automatically convert into common units and receive distributions in accordance with all other common units.  The rights of the holder of the Series A Units and the provisions regarding the Series A Units are as set forth in the Second Amended and Restated Agreement of Limited Partnership of Navios Maritime Partners L.P. dated June 29, 2009.  A copy of the Second Amended and Restated Agreement of Limited Partnership is filed as Exhibit 3.1 as part of this Report.

In accordance with the Subscription Agreement, upon issuance of the Series A Units, the parties entered into the Amendment to Share Purchase Agreement, dated June 29, 2009, whereby Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel TBN I for $130.0 million and granted Navios Partners a 12-month option to purchase the TBN I for $125.0 million.  A copy of the Amendment to Share Purchase Agreement is filed as Exhibit 10.1 as part of this Report.

 In addition, the parties identified therein executed on June 29, 2009 the Amendment to Omnibus Agreement whereby Navios Partners released, until June 29, 2011, Navios Holdings of the rights of first offer and restrictions on the types of vessels that may be acquired as originally identified under the Omnibus Agreement, dated November 16, 2007, into which the parties identified therein previously entered.  A copy of the Amendment to Omnibus Agreement is filed as Exhibit 10.2 as part of this Report.

Furthermore, pursuant to a waiver dated June 29, 2009 (the “Waiver”), Navios Partners released, until June 29, 2011, Navios Maritime Acquisition Corporation (“Navios Acquisition”) of its right of first refusal with respect to vessels Navios Acquisition has to offer for sale to Navios Partners if acquired by Navios Acquisition pursuant to the Right of First Refusal and Corporate Opportunities Agreement, dated June 25, 2008, into which the parties identified therein previously entered.  A copy of the Waiver is filed as Exhibit 10.3 as part of this Report.

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-157000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: July 14, 2009

Exhibit Index

Exhibit No.	Exhibit

3.1	Second Amended and Restated Agreement of Limited Partnership dated June 29, 2009.

10.1	Amendment to Share Purchase Agreement dated June 29, 2009.

10.2	Amendment to Omnibus Agreement dated June 29, 2009.

10.3	Waiver dated June 29, 2009.